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                                               1934 Act Registration No. 1-14418
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------
                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF MARCH 2004
                             ----------------------

                              SK TELECOM CO., LTD.
                 (Translation of registrant's name into English)



                                 99, Seorin-dong
                                    Jongro-gu
                                  Seoul, Korea
                    (Address of principal executive offices)

                             ----------------------


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      Form 20-F [x]            Form 40-F -


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                         Yes -                   No [x]


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):82-               .)


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SK Telecom is furnishing under cover of Form 6-K:

Exhibit 99.1 An English translation of document filed with Korea Stock Exchange in connection with Acquisition of SK Teletech shares by SKTelecom

Exhibit 99.2 An English translation of document filed with Korea Stock Exchange in connection with the results of SK Telecom's 20th Shareholders Meeting

Exhibit 99.3         An English translation of document filed with Korea
                     Stock Exchange in connection with the issuance of USD 300 million Global Bond


Information contained in the exhibits attached to this report on Form 6-K contains "forward-looking statements", as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements may be based on the Registrant's current expectations, assumptions, estimates and projections about the company and its industry. Forward-looking statements are not historical facts and include among other items: SK Telecom's plan to acquire 2,080,000 shares, or approximately 27.5%, of SKTeletech's total issued common stock held by Kyocera; the expected closing date of such acquisition; management's expectation that the acquisition will strengthen SK Telecom's handset manufacturing business and increase the competitiveness of the mobile communications services that SK Telecom provides; SK Telecom's plan to issue Global Bonds in the aggregate principal amount of USD 300 million; the expectation that the proceeds of the offering will be used to repay SK Telecom's domestic and foreign debt; the expected terms of the Global Bonds; and the reported information related to SK Telecom's Balance Sheet, Income Statement, and the Statement of Appropriation of Retained Earnings for the 20th Fiscal Year to the extent that such information is based on estimates and assumptions of management. Forward-looking statements are subject to various risks and uncertainties, including, among other things, risks associated with negotiation, approval or regulation related to the acquisition of the SKTeletech securities; changes in market conditions, regulatory requirements or other factors that could delay or have a negative effect on managements plans to acquire the SKTeletech securities; changes in the competitive environment that could affect the handset manufacturing business; pricing, inflation, changes in market condition that could affecting the demand for the Global Bonds and/or the amounts raised by such offering; changes in circumstances that could affect the use of proceeds; the reliability of information used in estimates; and assumptions of management. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

The information contained in this current report on Form 6-K and the exhibit attached hereto relating to the Global Bonds of the Registrant do not constitute an offer for sale of the Securities of SK Telecom in the United States. The Global Bonds may not be sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933, as amended. SK Telecom does not intend to register any portion of such offering in the United States or to conduct a public offering of the Global Bonds in the United States.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                      SK TELECOM CO., LTD.


                                                         By: /s/ Sung Hae Cho
                                                         -----------------------
                                                         Name: Sung Hae Cho
                                                         Title: Vice President



Date: March 22, 2004